JUFEEL INTERNATIONAL GROUP

85 Jinshui East Road19/F, Tower 3, Yabao

Zhengzhou, Henan Province, PRC 450000

Amanda Ravitz

Assistant Director

Office of Manufacturing and Construction

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Jufeel International Group Registration Statement on Form S-1 Submitted February 21, 2019 File No. 333-229777

Dear Ms. Ravitz:

By letter dated March 5, 2019, the staff (the “Staff,” “you,” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Jufeel International Group (the “Company,” “we,” “us,” or “our”) with its comments on the Company’s Registration Statement (the “Registration Statement”) on Form S-1, submitted on February 21, 2019. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the questions are listed below, followed by the Company’s response.

Interest of Named Experts and Counsel, page 31

1. Please revise your disclosure to provide the information required by Item 509 of Regulation S-K as it pertains to your independent registered public accounting firm. In addition, please have your auditor revise its consent in Exhibit 23.1 to include a statement acknowledging the reference to it as an expert in auditing and accounting. Please refer to Rule 436 of Regulation C.

Response: We have updated the disclosure in the Section entitled Interest of Named Experts and Counsel to provide the information required by Item 509 of Regulation S-K as it pertains to our independent registered public accounting firm, and our auditor has revised its consent in Exhibit 23.1 to include a statement acknowledging the reference to it as an expert in auditing and accounting.

Director Compensation, page 65

2. We note your response to comment 2 in our February 14, 2019 letter. You did not update the director compensation table to include the fiscal year ended December 31, 2018. Please revise.

Response: We have updated the director compensation table to include the fiscal year ended December 31, 2018.

Consolidated Financial Statements, page F-1

General

3. Please confirm to us that you expect to report income from continuing operations for the year ended December 31, 2018.

Response: The Company respectfully advises the Staff that the Company does expect to report income from continuing operations for the year ended December 31, 2018.

Note 25. Subsequent Events, page F-43

4. Please revise the date through which subsequent events were evaluated to match the date that you disclosed in Note 18 on page F-66.

Response:  As discussed, the Company has revised the subsequent events note as follows:

The Company evaluates subsequent events and transactions that occur after the balance sheet date up to the date that the consolidated financial statements were issued. Other than as described, the Company did not identify any subsequent events that would have required adjustment or disclosure in the consolidated financial statements.

Very Truly Yours,

/s/ Rongxuan Zhang

Rongxuan Zhang

President, CEO